

September 1, 2021

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 1400
Minnetonka, MN 55305

> **Re: Two Harbors Investment Corp.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 10-Q for the quarterly period ended June 30, 2021**
> **Filed August 5, 2021**
> **File No. 001-34506**

Dear Ms. Riskey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Financial Condition
Equity, page 52

1. We note your disclosure of core earnings attributable to common stockholders. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses) and provision for credit losses. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Form 10-Q for the quarterly period ended June 30, 2021

Summary of Results of Operations and Financial Condition, page 53

2.   We note your disclosure on page 53 that you sold approximately one-third of your Agency RMBS portfolio during the first quarter of 2020 in order to reduce risk and raise cash to establish a strong defensive liquidity position to weather potential ongoing economic and market instability. We also note your disclosure that the Agency RMBS market has stabilized and there is more clarity regarding forbearance levels and deferral programs on Agency MSR, and that you expect to continue to deploy capital to your target assets over time. Please tell us how you determined that these disclosures accurately reflect your business activity in light of the continued significant liquidation of your Agency RMBS portfolio in quarters subsequent to the first quarter of 2020. Please revise your MD&A disclosure in future filings, if appropriate. Please refer to Item 303 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction